CAMINOSOFT CORP.
                          600 Hampshire Road, Suite 105
                       Westlake Village, California 91361

                                February 11, 2005


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

Re:   CaminoSoft Corp.
      Amendment No. 1 to the Registration Statements on Form SB-2
      Filed February 11, 2005 Registration No. 333-122632
      ---------------------------------------------------

Ladies and Gentlemen:

      On behalf of CaminoSoft Corp., a California corporation, the undersigned hereby requests that the Securities and Exchange Commission declare the above-referenced Registration Statement effective at 10:00 a.m., Washington, D.C. time, on Monday, February 14, 2005, or as soon thereafter as is practicable.

      The undersigned understands that this request for acceleration will be considered a confirmation of its awareness of the undersigned's obligations under the Securities Act of 1933, as amended.

                                                     Very truly yours,


                                                     /s/ Stephen Crosson
                                                     -------------------
                                                     Stephen Crosson,
                                                     Chief Financial Officer



cc:      Sara Kalin (by facsimile) (202) 942-2926
         David L. Ficksman